EXHIBIT (E)(2)

4490 Von Karman Avenue

Newport Beach, CA 92660

To:	Wade Cable, Jr.
From:	Corporate Human Resources
Subject:	WLH Employment Agreement
Date:	January 9, 2006

William Lyon Homes, Inc., “Company”, and, “Employee”, in consideration of mutual promises made herein, agree as follows:

Current Position Data

•	Division: Corporate
•	Title: President & COO
•	Base earnings per pay period: $19,230.77 payable bi-weekly ($500,000.00 annually)
*Commissioned Employees – See your Commission Schedule
•	Auto allowance per pay period: $184.62 payable bi-weekly ($4,800.00 annually)

“At-Will” Employment

It must be remembered that the continuing employment relationship is based upon the mutual consent of the employee and the Company. All employment with the company and any of its related entities is for an unspecified term and is “at-will.” This means that the employment relationship between you and the Company may be terminated either by you or by the Company at any time, with or without notice, for any or no reason, and with or without cause. Additionally, the terms of your employment at the Company, including but not limited to promotion, demotion, corrective action, transfer, compensation, benefits, duties and location of work, may be changed by the Company at any time, with or without notice, and for any or no reason. Although other terms or conditions of employment may change, this at-will employment relationship will remain in effect throughout your employment with the Company. This at-will nature of your employment relationship cannot be changed, modified, waived, or rescinded except by an individual written agreement signed by you and the Chairman of the Board or the President of William Lyon Homes, Inc. Any verbal or written representations by anyone to the contrary are invalid and should not be relied upon by anyone.

Binding Arbitration

The Company and Employee agree, as a necessary and material condition of the employment relationship, that any issue between the Company or any of its employees, agents, officers, directors or affiliates and Employee, which related to the employments relationship, including, but not limited to any claims of discrimination, harassment, retaliation, statutory claims, tort claims or contract claims, must be resolved exclusively through binding arbitration, with the exception of any claim for injunctive relief. The parties understand that each of them is giving up significant rights, including but not limited to, the right to a jury trial. The parties understand that a written request for arbitration must be made to the other party within the time limits which would apply to the filing of a civil complaint in court or the complaining party will waive their right to pursue any claim. The parties acknowledge that each of them is knowingly and voluntarily waiving any right to pursue such claims in court and instead will pursue them in arbitration. The parties further agree that any such arbitration will be conducted using JAMS/ENDISPUTE that the Company will pay for the arbitrator’s fee and that discovery will be available to each side as provided for by the California Arbitration Act. The parties further agree that any remedies that would have been available in a Civil Action are available to the parties in arbitration under this agreement. The parties agree that the arbitrator will provide a written decision that will be subject to judicial review. If either party files a civil complaint with a court that is subject to arbitration under this Agreement, that party will reimburse the other party’s costs and attorneys’ fees associated with compelling arbitration of the civil complaint. If any court of competent jurisdiction finds any part of this Arbitration Agreement is illegal, invalid or unenforceable, such a finding will not affect the legality, validity or enforceability of the remaining parts of the Agreement and the illegal, invalid or unenforceable part will be stricken from the Agreement.

Confidential Information

Employee agrees that all confidential information (e.g., that related to existing or prospective customers and to Company personnel and financial information) will be kept in confidence, will be used exclusively for the benefit of the Company and will not be disclosed or used outside the Company either during Employee’s employment or thereafter.

Disclosure

This Agreement supersedes any and all other prior and contemporaneous oral, written or implied agreements, representations and understandings between the parties with respect to the employment of Employee by the Company.

Employee represents and agrees that no other promises or representations have been made by the Company other than what is set forth in this Agreement.

Acknowledgement

My signature below represents my understanding and acceptance of the information contained in the Employment Agreement and acknowledgement of receipt of my current job description. I understand and agree to read and comply with the Employee Handbook and my job description duties along with other duties as assigned by my Manager. I will maintain the highest standards of performance of all duties and assignments.

William Lyon Homes, Inc.

Wade H. Cable

Employee	Print Name

/s/ Wade H. Cable	1/30/2006
Employee’s Signature	Date